Consolidated Financial Statements of

CGI GROUP INC.

For the years ended September 30, 2015 and 2014

Management’s and Auditors’ reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING
The management of CGI Group Inc. (“the Company”) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (“MD&A”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.
To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Audit and Risk Management Committee of the Board of Directors reviews the disclosure of financial information and oversees the functioning of the Company’s financial disclosure controls and procedures.
Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

/s/ Michael E. Roach	/s/ François Boulanger
Michael E. Roach President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer
November 10, 2015

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    1

Management’s and Auditors’ reports

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada.
The Company’s internal control over financial reporting includes policies and procedures that:
- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of the end of the Company’s 2015 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2015, was effective.
The effectiveness of the Company’s internal control over financial reporting as at September 30, 2015, has been audited by the Company’s independent auditors, as stated in their report appearing on page 3.

/s/ Michael E. Roach	/s/ François Boulanger
Michael E. Roach President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer
November 10, 2015

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    2

Management’s and Auditors’ reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Board of Directors and Shareholders of CGI Group Inc.
We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as of September 30, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework) (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2015 based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2015, and our report dated November 10, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP1
Ernst & Young LLP

Montréal, Canada
November 10, 2015

1. CPA auditor, CA, public accountancy permit No. A122227

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    3

Management’s and Auditors’ reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS
To the Board of Directors and Shareholders of CGI Group Inc.
We have audited the accompanying consolidated financial statements of CGI Group Inc. (the “Company”), which comprise the consolidated balance sheets as of September 30, 2015 and 2014 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.
Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. as at September 30, 2015 and 2014, and its financial performance and its cash flows for the years ended September 30, 2015 and 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other matter
We have also audited, in accordance with the standards of the Public company Accounting Oversight Board (United States), CGI Group Inc.'s internal control over financial reporting as of September 30, 2015, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework) and our report dated November 10, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Ernst & Young LLP1
Ernst & Young LLP

Montréal, Canada
November 10, 2015

1. CPA auditor, CA, public accountancy permit No. A122227

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    4

Consolidated Statements of Earnings
For the years ended September 30
(in thousands of Canadian dollars, except per share data)

	2015	2014
	$	$
Revenue	10,287,096	10,499,692
Operating expenses
Costs of services, selling and administrative (Note 23)	8,819,055	9,129,791
Integration-related costs (Note 26b)	—	127,341
Restructuring costs (Note 13)	35,903	—
Net finance costs (Note 25)	92,857	99,268
Foreign exchange loss	10,733	13,042
	8,958,548	9,369,442
Earnings before income taxes	1,328,548	1,130,250
Income tax expense (Note 16)	350,992	270,807
Net earnings	977,556	859,443
Earnings per share (Note 21)
Basic earnings per share	3.14	2.78
Diluted earnings per share	3.04	2.69

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    5

Consolidated Statements of Comprehensive Income
For the years ended September 30
(in thousands of Canadian dollars)

	2015	2014
	$	$
Net earnings	977,556	859,443
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains on translating financial statements of foreign operations	599,650	221,279
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	(246,662)	(100,869)
Net unrealized gains on cash flow hedges	17,708	20,729
Net unrealized gains on available-for-sale investments	142	941
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement losses on defined benefit plans	(1,236)	(35,311)
Other comprehensive income	369,602	106,769
Comprehensive income	1,347,158	966,212

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    6

Consolidated Balance Sheets
As at September 30
(in thousands of Canadian dollars)

	2015	2014
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	305,262	535,715
Accounts receivable (Note 5)	1,097,863	1,036,068
Work in progress	873,099	807,989
Current derivative financial instruments (Note 31)	26,567	9,397
Prepaid expenses and other current assets	160,638	174,137
Income taxes	5,702	8,524
Total current assets before funds held for clients	2,469,131	2,571,830
Funds held for clients (Note 6)	496,397	295,754
Total current assets	2,965,528	2,867,584
Property, plant and equipment (Note 7)	473,109	486,880
Contract costs (Note 8)	189,235	156,540
Intangible assets (Note 9)	568,811	630,074
Other long-term assets (Note 10)	69,353	74,158
Long-term financial assets (Note 11)	122,820	84,077
Deferred tax assets (Note 16)	261,431	323,416
Goodwill (Note 12)	7,136,983	6,611,323
	11,787,270	11,234,052

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,113,636	1,060,380
Accrued compensation	571,883	583,979
Current derivative financial instruments (Note 31)	28,106	4,588
Deferred revenue	416,329	457,056
Income taxes	159,562	156,283
Provisions (Note 13)	94,398	143,309
Current portion of long-term debt (Note 14)	230,906	80,367
Total current liabilities before clients’ funds obligations	2,614,820	2,485,962
Clients’ funds obligations	492,965	292,257
Total current liabilities	3,107,785	2,778,219
Long-term provisions (Note 13)	62,637	70,586
Long-term debt (Note 14)	1,896,181	2,599,336
Other long-term liabilities (Note 15)	277,223	308,387
Long-term derivative financial instruments (Note 31)	225	149,074
Deferred tax liabilities (Note 16)	170,987	155,972
Retirement benefits obligations (Note 17)	190,063	183,753
	5,705,101	6,245,327
Equity
Retained earnings	3,057,578	2,356,008
Accumulated other comprehensive income (Note 18)	598,226	228,624
Capital stock (Note 19)	2,254,245	2,246,197
Contributed surplus	172,120	157,896
	6,082,169	4,988,725
	11,787,270	11,234,052
See Notes to the Consolidated Financial Statements.

Approved by the Board	/s/ Michael E. Roach	/s/ Serge Godin
	Michael E. Roach	Serge Godin
	Director	Director

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    7

Consolidated Statements of Changes in Equity
For the years ended September 30
(in thousands of Canadian dollars)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

Net earnings	977,556	—	—	—	977,556
Other comprehensive income	—	369,602	—	—	369,602
Comprehensive income	977,556	369,602	—	—	1,347,158
Share-based payment costs	—	—	—	30,414	30,414
Income tax impact associated with stock options	—	—	—	5,952	5,952
Exercise of stock options (Note 19)	—	—	67,028	(13,474)	53,554
Exercise of performance share units (“PSUs”) (Note 19)	—	—	8,668	(8,668)	—
Repurchase of Class A subordinate shares (Note 19)	(275,986)	—	(56,549)	—	(332,535)
Purchase of Class A subordinate shares held in trust (Note 19)	—	—	(11,099)	—	(11,099)
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697

Net earnings	859,443	—	—	—	859,443
Other comprehensive income	—	106,769	—	—	106,769
Comprehensive income	859,443	106,769	—	—	966,212
Share-based payment costs	—	—	—	31,716	31,716
Income tax impact associated with stock options	—	—	—	3,269	3,269
Exercise of stock options (Note 19)	—	—	83,305	(18,380)	64,925
Exercise of PSUs (Note 19)	—	—	583	(583)	—
Repurchase of Class A subordinate shares (Note 19)	(55,391)	—	(56,077)	—	(111,468)
Purchase of Class A subordinate shares held in trust (Note 19)	—	—	(23,016)	—	(23,016)
Resale of Class A subordinate shares held in trust (Note 19)	—	—	908	482	1,390
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    8

Consolidated Statements of Cash Flows
For the years ended September 30
(in thousands of Canadian dollars)

	2015	2014
	$	$
Operating activities
Net earnings	977,556	859,443
Adjustments for:
Amortization and depreciation (Note 24)	424,044	444,232
Deferred income taxes (Note 16)	61,718	54,360
Foreign exchange (gain) loss	(2,681)	17,751
Share-based payment costs	30,414	31,716
Net change in non-cash working capital items (Note 27)	(201,741)	(232,667)
Cash provided by operating activities	1,289,310	1,174,835

Investing activities
Net change in short-term investments	—	73
Purchase of property, plant and equipment	(122,492)	(181,471)
Proceeds from sale of property, plant and equipment	12,910	13,673
Additions to contract costs	(78,815)	(73,900)
Additions to intangible assets	(71,357)	(77,726)
Proceeds from sale of intangible assets	2,345	—
Purchase of long-term investments	(14,995)	(15,059)
Proceeds from sale of long-term investments	10,259	6,880
Payments received from long-term receivables	5,018	6,377
Cash used in investing activities	(257,127)	(321,153)

Financing activities
Net change in unsecured committed revolving credit facility	—	(283,049)
Increase of long-term debt	62,506	1,021,918
Repayment of long-term debt	(964,072)	(1,047,261)
Settlement of derivative financial instruments (Note 31)	(121,615)	(37,716)
Purchase of Class A subordinate shares held in trust (Note 19)	(11,099)	(23,016)
Resale of Class A subordinate shares held in trust	—	1,390
Repurchase of Class A subordinate shares (Note 19)	(323,069)	(111,468)
Issuance of Class A subordinate shares	53,686	65,138
Cash used in financing activities	(1,303,663)	(414,064)
Effect of foreign exchange rate changes on cash and cash equivalents	41,027	(10,102)
Net (decrease) increase in cash and cash equivalents	(230,453)	429,516
Cash and cash equivalents, beginning of year	535,715	106,199
Cash and cash equivalents, end of year (Note 4)	305,262	535,715

Supplementary cash flow information (Note 27).

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    9

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT”) services as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (“outsourcing”), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies were consistently applied to all periods presented.
The Company’s consolidated financial statements for the years ended September 30, 2015 and 2014 were authorized for issue by the Board of Directors on November 10, 2015.
3.Summary of significant accounting policies
BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.
BASIS OF MEASUREMENT
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.
USE OF JUDGEMENTS AND ESTIMATES
The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.
Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial year: deferred tax assets, revenue recognition, estimated losses on revenue-generating contracts, goodwill impairment, provisions for income tax uncertainties and litigation and claims.
The judgments, apart from those involving estimations, that have the most significant effect on the amounts recognized in the financial statements are:
Multiple component arrangements
Assessing whether the deliverables within an arrangement are separately identifiable components requires judgement by management. A component is considered as separately identifiable if it has value to the client on a stand-alone basis. The Company first reviews the contract clauses to evaluate if the deliverable is accepted separately by the client. Then, the Company assesses if the deliverable could have been provided by another vendor and if it would have been possible for the client to decide to not purchase the deliverable.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    10

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)
Deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecasts and the availability of future tax planning strategies.
A description of estimations is included in the respective sections within the Notes to the Consolidated Financial Statements and in Note 3, “Summary of significant accounting policies”.
REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE
The Company generates revenue principally through the provision of IT services and BPS as described in Note 1.
The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following criteria are met: there is clear evidence that an arrangement exists, the amount of revenue and related costs can be measured reliably, it is probable that future economic benefits will flow to the Company, the stage of completion can be measured reliably where services are delivered and the significant risks and rewards of ownership, including effective control, are transferred to clients where products are sold. Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.
Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.
Revenue from sales of third party vendor products, such as software licenses, hardware, or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company is the primary obligor to the client, if it adds meaningful value to the vendor’s product or service and if it assumes delivery and credit risks.
Relative selling price
The Company’s arrangements often include a mix of the services and products listed below. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. When estimating selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. The appropriate revenue recognition method is applied for each separately identifiable component as described below.
Outsourcing
Revenue from outsourcing and BPS arrangements is generally recognized as the services are provided at the contractually stated price, unless there is a better measure of performance or delivery.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    11

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)
Systems integration and consulting services
Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.
Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.
Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate amounts sufficient to fund the value on which revenue recognition is based.
Software licenses
Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license is recognized upon delivery if it has been identified as a separately identifiable component. Otherwise, it is combined with the implementation and customization services and is accounted for as described in “Systems integration and consulting services” above. Revenue from maintenance services for software licenses sold and implemented is recognized ratably over the term of the maintenance period.
Work in progress and deferred revenue
Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue.
Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs with the excess recorded in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.
FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS
In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claim holders, and files federal and local tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheets date.
Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, since the collecting, holding and remitting of these funds are critical components of providing these services.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    12

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment (“PP&E”), including those under finance leases, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years
LEASES
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
Assets held under finance leases are initially recognized in PP&E at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over the economic useful life of the asset or term of the lease, whichever is shorter. The capital element of future lease payments is included in the consolidated balance sheets within long-term debt. Interest is charged to the consolidated statements of earnings so as to achieve a constant rate of interest on the remaining balance of the liability.
Lease payments under operating leases are charged to the consolidated statements of earnings on a straight-line basis over the lease term. Operating lease incentives, typically for premises, are recognized as a reduction in the rental expense over the lease term.
CONTRACT COSTS
Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are comprised primarily of transition costs and incentives.
Transition costs
Transition costs consist mostly of costs associated with the installation of systems and processes incurred after the award of outsourcing contracts. Under BPS contracts, the costs consist primarily of costs related to activities such as the conversion of the client’s applications to the Company’s platforms. Transition costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.
Incentives
Occasionally, incentives are granted to clients upon the signing of outsourcing contracts. These incentives are granted in the form of cash payments.
Pre-contract costs
Pre-contract costs associated with acquiring or implementing long-term outsourcing contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are directly related to the acquisition of the contract. For outsourcing contracts, the Company is virtually certain that a contract will be awarded when the Company is selected by the client following a tender process but the contract has not yet been signed.
Amortization of contract costs
Contract costs are amortized using the straight-line method as services are provided. Amortization of transition costs and pre-contract costs, if any, is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    13

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
CONTRACT COSTS (CONTINUED)
Impairment of contract costs
When a contract is not expected to be profitable, the expected loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as estimated losses on revenue-generating contracts in accounts payable and accrued liabilities and in other long-term liabilities. If at a future date the contract returns to profitability, the previously recognized impairment loss must be reversed. First the estimated losses on revenue-generating contracts must be reversed, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.
INTANGIBLE ASSETS
Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software developed internally is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involve making estimates about the future cash flows and discount rates.
Amortization of intangible assets
The Company amortizes its intangible assets using the straight-line method over their estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years
IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL
Timing of impairment testing
The carrying values of PP&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying value of PP&E and intangible assets not available for use and goodwill is tested for impairment annually as at September 30.
Impairment testing
If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (“VIU”) to the Company. The Company mainly uses the VIU. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.
Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from synergies of the related business combination. The group of CGUs that benefit from the synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represent the lowest level within the Company at which management monitors goodwill is the operating segment level.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    14

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)
Impairment testing (continued)
The recoverable amount of each segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the segment's operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (“WACC”). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.
For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.
LONG-TERM FINANCIAL ASSETS
Long-term investments presented in long-term financial assets are comprised of bonds which are classified as long-term based on management’s intentions.
BUSINESS COMBINATIONS
The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as client relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts and contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings.
EARNINGS PER SHARE
Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and PSUs.
RESEARCH AND SOFTWARE DEVELOPMENT COSTS
Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    15

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
TAX CREDITS
The Company follows the income approach to account for tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset. The tax credits recorded are based on management's best estimates of amounts expected to be received and are subject to audit by the taxation authorities.
INCOME TAXES
Income taxes are accounted for using the liability method of accounting.
Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.
Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecast and future tax planning strategies. Such estimates are made based on the forecast by jurisdiction on an undiscounted basis. Management considers factors such as expected taxable income or profit, the history of the taxable profits and availability of tax strategies.
The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax positions is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors such as experience of previous tax audits or interpretations of tax regulations.
PROVISIONS
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Company also records restructuring provisions related to business combinations and termination of employment costs incurred as part of the Company's productivity improvement initiatives.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as finance cost.
The Company accrues provisions for onerous leases which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease.
The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    16

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
PROVISIONS (CONTINUED)
Decommissioning liabilities pertain to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.
Restructuring provisions, consisting of severances, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.
TRANSLATION OF FOREIGN CURRENCIES
The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.
Foreign currency transactions and balances
Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.
Foreign operations
For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.
For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.
SHARE-BASED PAYMENTS
Equity-settled plans
The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees and others as consideration for equity instruments.
The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (“TSX”) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair values, adjusted for expectations related to performance conditions and for expected forfeitures, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.
When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.
Share purchase plan
The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee's salary. The Company contributions to the plan are recognized in salaries and other member costs within costs of services, selling and administrative.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    17

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
SHARE-BASED PAYMENTS (CONTINUED)
Cash-settled deferred share units
The Company operates a deferred share unit (“DSU”) plan to compensate the members of the Board of Directors. The expense is recognized, within costs of services, selling and administrative, for each DSU granted equal to the closing price of Class A subordinate shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company shares.
FINANCIAL INSTRUMENTS
All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (“FVTE”) and classified as available-for-sale are measured subsequently at their fair values.
Financial instruments may be designated on initial recognition as FVTE if any of the following criteria are met: i) the financial instrument contains one or more embedded derivatives that otherwise would have to be accounted for separately; ii) the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial asset or liability or recognizing the gains and losses on them on a different basis; or iii) the financial asset and financial liability are part of a group of financial assets or liabilities that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. Gains and losses related to periodic revaluations of financial assets and liabilities designated as FVTE are recorded in the consolidated statements of earnings.
The unrealized gains and losses, net of applicable income taxes, on available-for-sale assets are reported in other comprehensive income. Interest income earned and realized gains and losses on the sale of available-for-sale assets are recorded in the consolidated statements of earnings.
Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than FVTE.
Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition. The transfer qualifies for derecognition if substantially all the risks and rewards of ownership of the financial asset are transferred.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting). In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available-for-sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    18

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
FINANCIAL INSTRUMENTS (CONTINUED)
Fair value hierarchy
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.
Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship.
At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.
The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.
Derivative financial instruments used as hedging items are recorded at fair value in the consolidated balance sheets under current derivative financial instruments, long-term financial assets or long-term derivative financial instruments. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the derivative financial instruments.
NET INVESTMENT HEDGES
Hedges on net investments in foreign operations
The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. To the extent that the hedge is ineffective, such differences are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.
CASH FLOW HEDGES
Cash flow hedges on future revenue
The Company has entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.
Cash flow hedge on unsecured committed term loan credit facility
The Company has entered into interest rate swaps to hedge the cash flow exposure of the issued variable rate unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    19

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)
CASH FLOW HEDGES (CONTINUED)
The above hedges were documented as cash flow hedges and no component of the derivative contracts’ fair value are excluded from the assessment and measurement of hedge effectiveness. The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged element is recognized in the consolidated statements of earnings.
FAIR VALUE HEDGES
Fair value hedges on Senior U.S. unsecured notes
The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes. Under the interest rate swaps, the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount.
The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.
EMPLOYEE BENEFITS
The Company operates post-employment benefit plans of both a defined contribution and defined benefit nature.
The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.
For defined benefits plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligation as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefit plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.
Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.
Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.
The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, future salary and pension increases, inflation rates and mortality. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    20

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
EMPLOYEE BENEFITS (CONTINUED)
The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liability or asset is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.
Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liability or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
4.Cash and cash equivalents

	As at September 30, 2015	As at September 30, 2014
	$	$
Cash	305,262	265,715
Cash equivalents	—	270,000
	305,262	535,715
5.Accounts receivable

	As at September 30, 2015	As at September 30, 2014
	$	$
Trade (Note 31)	889,192	873,466
Other[1]	208,671	162,602
	1,097,863	1,036,068

[1]
Other accounts receivable include tax credits for the Development of E-Business, other tax credits for Research and Development and job and economic growth initiatives. The tax credits represent approximately $139,972,000 and $113,511,000 of other accounts receivable in 2015 and 2014, respectively.

The Tax Credit for the Development of E-Business in Québec enables corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 24% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2025. For all eligible salaries incurred after March 26, 2015 in addition to the refundable tax credit of 24%, a non-refundable tax credit of 6% is now available, increasing the maximum tax credit to $25,000 per year per employee.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    21

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.Funds held for clients

	As at September 30, 2015	As at September 30, 2014
	$	$
Cash	299,433	97,577
Long-term bonds (Note 31)	196,964	198,177
	496,397	295,754

7.Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2014	72,357	205,242	150,419	603,646	1,031,664
Additions	6,542	4,556	8,944	120,434	140,476
Disposals/retirements	—	(13,491)	(10,693)	(108,695)	(132,879)
Foreign currency translation adjustment	5,533	13,287	11,277	50,248	80,345
As at September 30, 2015	84,432	209,594	159,947	665,633	1,119,606
Accumulated depreciation
As at September 30, 2014	10,142	125,381	72,790	336,471	544,784
Depreciation expense (Note 24)	3,183	26,982	20,723	122,778	173,666
Disposals/retirements	—	(13,444)	(10,497)	(92,367)	(116,308)
Foreign currency translation adjustment	1,264	8,300	6,105	28,686	44,355
As at September 30, 2015	14,589	147,219	89,121	395,568	646,497
Net carrying amount as at September 30, 2015	69,843	62,375	70,826	270,065	473,109
	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2013	62,077	193,221	160,394	466,312	882,004
Additions	8,962	10,630	19,926	155,939	195,457
Disposals/retirements	—	(6,932)	(38,420)	(34,984)	(80,336)
Foreign currency translation adjustment	1,318	8,323	8,519	16,379	34,539
As at September 30, 2014	72,357	205,242	150,419	603,646	1,031,664
Accumulated depreciation
As at September 30, 2013	6,670	99,015	75,628	225,548	406,861
Depreciation expense (Note 24)	3,275	29,669	26,811	127,131	186,886
Disposals/retirements	—	(6,920)	(35,105)	(24,077)	(66,102)
Foreign currency translation adjustment	197	3,617	5,456	7,869	17,139
As at September 30, 2014	10,142	125,381	72,790	336,471	544,784
Net carrying amount as at September 30, 2014	62,215	79,861	77,629	267,175	486,880

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    22

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Property, plant and equipment (continued)
Property, plant and equipment include the following assets acquired under finance leases:

	As at September 30, 2015			As at September 30, 2014
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	$	$	$	$	$	$
Furniture, fixtures and equipment	14,033	7,953	6,080	15,522	8,744	6,778
Computer equipment	85,318	53,533	31,785	93,375	61,783	31,592
	99,351	61,486	37,865	108,897	70,527	38,370

8.Contract costs

	As at September 30, 2015			As at September 30, 2014
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	414,604	235,640	178,964	356,704	209,186	147,518
Incentives	100,811	90,540	10,271	101,291	92,269	9,022
	515,415	326,180	189,235	457,995	301,455	156,540

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    23

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

9.Intangible assets

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2014	102,686	50,736	126,715	310,486	164,461	896,359	1,651,443
Additions	2,241	7,269	369	38,100	38,409	—	86,388
Disposals/retirements	(17,206)	(2,902)	(7,691)	(5,050)	(40,373)	(26,213)	(99,435)
Foreign currency translation adjustment	5,238	237	8,977	44,504	11,598	84,521	155,075
As at September 30, 2015	92,959	55,340	128,370	388,040	174,095	954,667	1,793,471
Accumulated amortization
As at September 30, 2014	69,447	42,143	99,778	195,085	100,920	513,996	1,021,369
Amortization expense (Note 24)	10,666	3,125	10,391	25,460	30,664	106,000	186,306
Impairment (Note 24)	—	—	—	5,289	—	—	5,289
Disposals/retirements	(17,206)	(2,902)	(7,691)	(5,050)	(38,028)	(26,213)	(97,090)
Foreign currency translation adjustment	3,574	98	8,340	26,734	7,060	62,980	108,786
As at September 30, 2015	66,481	42,464	110,818	247,518	100,616	656,763	1,224,660
Net carrying amount as at September 30, 2015	26,478	12,876	17,552	140,522	73,479	297,904	568,811

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2013	105,002	45,371	123,850	260,072	130,448	862,004	1,526,747
Additions	4,226	6,499	114	34,759	41,790	—	87,388
Disposals/retirements	(12,170)	(1,307)	(603)	(1,984)	(12,449)	—	(28,513)
Foreign currency translation adjustment	5,628	173	3,354	17,639	4,672	34,355	65,821
As at September 30, 2014	102,686	50,736	126,715	310,486	164,461	896,359	1,651,443
Accumulated amortization
As at September 30, 2013	63,211	40,184	84,644	164,963	82,885	382,695	818,582
Amortization expense (Note 24)	14,264	2,996	12,568	21,467	26,874	114,523	192,692
Disposals/retirements	(12,170)	(1,118)	(121)	(1,980)	(12,197)	—	(27,586)
Foreign currency translation adjustment	4,142	81	2,687	10,635	3,358	16,778	37,681
As at September 30, 2014	69,447	42,143	99,778	195,085	100,920	513,996	1,021,369
Net carrying amount as at September 30, 2014	33,239	8,593	26,937	115,401	63,541	382,363	630,074

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    24

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

10.Other long-term assets

	As at September 30, 2015	As at September 30, 2014
	$	$
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 17)	24,225	22,415
Retirement benefits assets (Note 17)	9,096	8,737
Deferred financing fees	3,286	4,474
Long-term maintenance agreements	14,971	15,004
Deposits	9,747	11,773
Other	8,028	11,755
	69,353	74,158

11.Long-term financial assets

	As at September 30, 2015	As at September 30, 2014
	$	$
Deferred compensation plan assets (Note 17)	38,238	31,151
Long-term investments (Note 31)	42,202	30,689
Long-term receivables	11,609	7,403
Derivative financial assets (Note 31)	30,771	14,834
	122,820	84,077

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    25

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.Goodwill
Up to June 30, 2015, management reviewed the Company's operating results through the seven following operating segments, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Central and Eastern Europe (primarily the Netherlands and Germany) (“CEE”) and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). Effective July 1, 2015, the Company is managed through the following seven operating segments, namely: U.S.; Nordics; Canada; France; U.K.; Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific. The Company refined its management reporting and structure to better align to the Company's client proximity model, which had the impact of transferring the South Europe and Brazil operations from Nordics to ECS segment.
Due to the change in operating segments, the Company reallocated goodwill to the revised CGUs using relative fair values. The Company completed the annual impairment test as at September 30, 2015 and did not identify any impairment.
The variations in goodwill were as follows:

	U.S.	NSESA	Nordics	Canada	France	U.K.	CEE	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$	$
As at September 30, 2014	1,491,912	1,272,823	—	1,111,702	820,219	891,890	722,996	—	299,781	6,611,323
Goodwill reallocation to new CGUs	—	(1,237,102)	1,143,452	—	—	—	(710,837)	804,487	—	—
Foreign currency translation adjustment	287,881	(35,721)	71,541	—	46,469	100,772	(12,159)	60,626	6,251	525,660
As at September 30, 2015	1,779,793	—	1,214,993	1,111,702	866,688	992,662	—	865,113	306,032	7,136,983
Key assumptions in goodwill impairment testing
The key assumptions for the CGUs are disclosed in the following table:

As at September 30, 2015	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%
Assumptions
Pre-tax WACC	11.3	11.4	9.0	10.6	9.9	10.8	19.5
Long-term growth rate of net operating cash flows[1]	2.0	1.8	2.0	1.9	1.8	1.7	2.0

As at September 30, 2014	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific
	%	%	%	%	%	%	%
Assumptions
Pre-tax WACC	11.2	12.2	9.0	10.6	10.2	10.6	21.7
Long-term growth rate of net operating cash flows[1]	2.0	1.9	2.0	1.9	1.8	1.6	2.0
1 The long-term growth rate is based on published industry research.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    26

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Provisions

	Onerous leases[1,4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2014	45,649	31,593	44,781	91,872	213,895
Additional provisions	8,468	4,902	362	32,836	46,568
Utilized amounts	(15,262)	(2,919)	(489)	(70,416)	(89,086)
Reversals of unused amounts	(2,957)	(9,803)	(8,875)	—	(21,635)
Discount rate adjustment and imputed interest	319	—	431	—	750
Foreign currency translation adjustment	3,266	386	2,543	348	6,543
As at September 30, 2015	39,483	24,159	38,753	54,640	157,035
Current portion	15,408	24,159	7,460	47,371	94,398
Non-current portion	24,075	—	31,293	7,269	62,637

	Onerous leases[1,4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2013	94,022	65,418	54,256	118,389	332,085
Additional provisions	14,118	3,351	1,770	100,354	119,593
Utilized amounts	(44,174)	(14,133)	(1,560)	(122,130)	(181,997)
Reversals of unused amounts	(24,275)	(24,984)	(12,574)	(6,081)	(67,914)
Discount rate adjustment and imputed interest	605	—	525	—	1,130
Foreign currency translation adjustment	5,353	1,941	2,364	1,340	10,998
As at September 30, 2014	45,649	31,593	44,781	91,872	213,895
Current portion	17,203	31,593	8,542	85,971	143,309
Non-current portion	28,446	—	36,239	5,901	70,586

[1]
As at September 30, 2015, the timing of cash outflows relating to these provisions ranges between one and eight years (one and nine years as at September 30, 2014) and they were discounted at a weighted average rate of 0.85% (1.35% as at September 30, 2014).

[2]
As at September 30, 2015, litigation and claims include provisions related to tax exposure (other than those related to income tax), contractual disputes, employee claims and other of $9,854,000, $6,405,000 and $7,900,000, respectively (as at September 30, 2014, $15,661,000, $7,433,000 and $8,499,000, respectively). The reversals of unused amounts are mostly due to favorable settlements of tax exposures and employee claims.

[3]
As at September 30, 2015, the decommissioning liability was based on the expected cash flows of $39,574,000 ($45,834,000 as at September 30, 2014) and was discounted at a weighted average rate of 1.13% (0.94% as at September 30, 2014). The timing of the settlement of these obligations ranges between one and eight years as at September 30, 2015 (one and nine years as at September 30, 2014). The reversals of unused amounts are mostly due to favorable settlements.

[4]
During the year ended September 30, 2015, the Company announced a restructuring program of approximately $60,000,000 to advance the realization of benefits associated with productivity enablers and other cost initiatives expected to yield savings throughout fiscal 2016. For the year ended September 30, 2015, the Company incurred $35,903,000 of the announced program of which $32,836,000 was accounted for in the provision for restructuring and $3,067,000 was accounted for in the provision for onerous leases.

For the year ended September 30, 2014, the Company incurred $94,273,000 of integration costs that were accounted for in the provision for restructuring and $1,503,000 were accounted for in the provision for onerous leases (Note 26b).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    27

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.Long-term debt

	As at September 30, 2015	As at September 30, 2014
	$	$
Senior U.S. unsecured notes repayable by tranches of $113,892 (U.S.$85,000) in 2016, $187,586 (U.S.$140,000) in 2018 and $334,975 (U.S.$250,000) in 2021[1]	640,693	522,220
Senior unsecured notes repayable by tranches of $53,596 (U.S.$40,000) in 2019, $73,695 (U.S.$55,000) in 2021, $401,970 (U.S.$300,000) in 2024, $468,965 (U.S.$350,000) in 7 yearly payments of U.S.$50,000 from 2018 to 2024 and $127,143, (€85,000) in 2021[2]	1,124,487	954,317
Unsecured committed term loan credit facility[3]	129,222	1,001,752
Obligations repayable in blended monthly installments maturing at various dates until 2019, bearing a weighted average interest rate of 2.70% (3.01% in 2014)	152,078	117,680
Obligations under finance leases repayable in blended monthly installments maturing at various dates until 2020, bearing a weighted average interest rate of 3.48% (3.66% in 2014)	57,170	61,698
Other long-term debt	23,437	22,036
	2,127,087	2,679,703
Current portion	230,906	80,367
	1,896,181	2,599,336
The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in December 2018. This facility bears interest at Bankers' acceptance, LIBOR or Canadian prime, plus a variable margin that is determined based on the Company's leverage ratio. As at September 30, 2015, no amount was drawn upon this facility. Also, an amount of $43,224,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On November 9, 2015, the facility was extended by another year to December 2019 and can be further extended annually. All other terms and conditions including interest rates and banking covenants remain unchanged. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2015, the Company was in compliance with these covenants.

[1]
As at September 30, 2015, an amount of $636,453,000 was drawn, plus fair value adjustments relating to interest rate swaps designated as fair value hedges of $4,740,000 less financing fees of $500,000. The private placement financing with U.S. institutional investors is comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity of 4.4 years and a weighted average interest rate of 4.57% (4.57% in 2014). The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2015, the Company was in compliance with these covenants.

[2]
As at September 30, 2015, an amount of $1,125,369,000 was drawn, less financing fees of $882,000. The private placement is comprised of four tranches of Senior U.S. unsecured notes and one tranche of Senior euro unsecured note, with a weighted average maturity of 6.9 years and a weighted average interest rate of 3.62% (3.62% in 2014). The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2015, the Company was in compliance with these covenants.

[3]
As at September 30, 2015, an amount of $129,385,000 was drawn, less financing fees of $163,000. The unsecured committed term loan credit facility expires on May 2016. This facility bears interest at Bankers’ acceptance and LIBOR; plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2015, the margin paid was 1.25% for Banker’s acceptance and LIBOR and the weighted average interest was 2.05% (2.76% in 2014). The unsecured committed term loan credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2015, the Company was in compliance with these covenants.

During the year ended September 30, 2015, the Company repaid in advance, without penalty, a portion of the May 2016 maturing tranche of the unsecured committed term loan credit facility for a total amount of $879,669,000. Following these repayments, the Company settled related floating-to-fixed interest rate swaps with a notional amount of $265,400,000 and related floating-to-floating cross currency swaps with a notional amount of $859,070,000 (Note 31). On October 1, 2015, the Company settled, with no material impact, a floating-to-fixed interest rate swap with a notional amount of $109,270,000 following the repayment of a portion of the unsecured committed term loan credit facility on September 29, 2015.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    28

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.Long-term debt (continued)
Principal repayments on long-term debt, excluding fair value hedges and financing fees, over the forthcoming years are as follows:

$
Less than one year	199,618
Between one and two years	159,330
Between two and five years	496,237
Beyond five years	1,211,537
Total principal payments on long-term debt	2,066,722

Minimum finance lease payments are as follows:	Principal	Interest	Payment
	$	$	$
Less than one year	31,451	1,268	32,719
Between one and two years	13,875	617	14,492
Between two and five years	10,022	513	10,535
Beyond five years	1,822	47	1,869
Total minimum finance lease payments	57,170	2,445	59,615

15.Other long-term liabilities

	As at September 30, 2015	As at September 30, 2014
	$	$
Deferred revenue	167,576	151,989
Estimated losses on revenue-generating contracts[1]	4,431	42,804
Deferred compensation plan liabilities (Note 17)	40,940	34,620
Deferred rent	56,165	67,169
Other	8,111	11,805
	277,223	308,387

[1]
The current portion of estimated losses on revenue-generating contracts included in accounts payable and accrued liabilities is $51,008,000 as at September 30, 2015 ($84,747,000 at September 30, 2014).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    29

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes

	Year ended September 30
	2015	2014
	$	$
Current income tax expense
Current income tax expense in respect of the current year	302,813	250,403
Adjustments recognized in the current year in relation to the income tax expense of prior years	(13,539)	(33,956)
Total current income tax expense	289,274	216,447
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	76,953	60,488
Deferred income tax expense (recovery) relating to changes in tax rates	1,456	(1,520)
Adjustments recognized in the current year in relation to the deferred income tax expense of prior years	(901)	23,948
Recognition of previously unrecognized temporary differences	(15,790)	(28,556)
Total deferred income tax expense	61,718	54,360
Total income tax expense	350,992	270,807

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2015	2014
	%	%
Company's statutory tax rate	26.9	26.9
Effect of foreign tax rate differences	0.3	(0.3)
Final determination from agreements with tax authorities and expirations of statutes of limitations	(1.1)	(0.9)
Non-deductible and tax exempt items	0.5	0.2
Recognition of previously unrecognized temporary differences	(1.2)	(2.5)
Effect of integration-related costs	—	(0.1)
Minimum income tax charge	0.9	0.8
Impact on future tax assets and liabilities resulting from tax rate changes	0.1	(0.1)
Effective income tax rate	26.4	24.0

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    30

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.Income taxes (continued)
The continuity of deferred income tax balances is as follows:

	As at September 30, 2014	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2015
		$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	79,971	(14,397)	—	—	7,909	73,483
Tax benefits on losses carried forward	269,134	(58,650)	—	—	13,913	224,397
Accrued compensation	57,406	(7,846)	—	(386)	8,265	57,439
Retirement benefits obligations	35,315	(3,267)	(519)	—	962	32,491
Allowance for doubtful accounts	3,827	210	—	—	363	4,400
PP&E, contract costs, intangible assets and other long-term assets	(160,592)	27,278	—	—	(12,406)	(145,720)
Work in progress	(56,068)	(1,992)	—	—	(10,107)	(68,167)
Goodwill	(46,757)	211	—	—	(8,261)	(54,807)
Refundable tax credits on salaries	(17,966)	(3,165)	—	—	—	(21,131)
Cash flow hedges	(2,417)	(33)	(11,176)	—	(435)	(14,061)
Other liabilities	5,591	(67)	(2,578)	—	(826)	2,120
Deferred income taxes, net	167,444	(61,718)	(14,273)	(386)	(623)	90,444

	As at September 30, 2013	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2014
	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	69,497	6,685	—	—	3,789	79,971
Tax benefits on losses carried forward	300,536	(44,065)	—	—	12,663	269,134
Accrued compensation	68,908	(5,356)	—	(9,542)	3,396	57,406
Retirement benefits obligations	21,958	726	12,940	—	(309)	35,315
Allowance for doubtful accounts	5,274	(1,445)	—	—	(2)	3,827
PP&E, contract costs, intangible assets and other long-term assets	(150,418)	(2,432)	—	—	(7,742)	(160,592)
Work in progress	(43,217)	(9,762)	—	—	(3,089)	(56,068)
Goodwill	(41,326)	(2,798)	—	—	(2,633)	(46,757)
Refundable tax credits on salaries	(21,821)	3,855	—	—	—	(17,966)
Cash flow hedges	4,173	(1,424)	(5,247)	—	81	(2,417)
Other liabilities	(676)	1,656	2,182	—	2,429	5,591
Deferred income taxes, net	212,888	(54,360)	9,875	(9,542)	8,583	167,444

The deferred income taxes are presented as follows in the consolidated balance sheets:

	As at September 30, 2015	As at September 30, 2014
	$	$
Deferred tax assets	261,431	323,416
Deferred tax liabilities	(170,987)	(155,972)
	90,444	167,444

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    31

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.Income taxes (continued)
As at September 30, 2015, the Company had $1,104,894,000 ($1,339,836,000 as at September 30, 2014) in operating tax losses carried forward, of which $131,980,000 ($152,700,000 as at September 30, 2014) expire at various dates up to 2032 and $972,914,000 ($1,187,136,000 as at September 30, 2014) have no expiry dates. The Company recognized a deferred tax asset of $267,350,000 ($331,650,000 as at September 30, 2014) on the losses carried forward and recognized a valuation allowance of $48,653,000 ($62,516,000 as at September 30, 2014). The resulting net deferred tax asset of $218,697,000 ($269,134,000 as at September 30, 2014) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $167,100,000 ($233,100,000 as at September 30, 2014).
As at September 30, 2015, the Company had $663,275,000 ($378,658,000 as at September 30, 2014) in non-operating tax losses carried forward that have no expiry dates. The Company recognized a deferred tax asset of $130,903,000 ($81,484,000 as at September 30, 2014) on the losses carried forward and recognized a valuation allowance of $125,203,000 ($81,484,000 as at September 30, 2014). The resulting net deferred tax asset of $5,700,000 ($nil as at September 30, 2014) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $634,800,000 ($378,700,000 as at September 30, 2014).
As at September 30, 2015, the Company has not recorded deferred tax liabilities on undistributed earnings of its foreign subsidiaries when they are considered indefinitely reinvested, unless it is probable that these temporary differences will reverse. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxes. The temporary differences associated with investments in foreign subsidiaries for which a deferred tax liability has not been recognized amounted to $2,031,729,000 ($1,434,101,000 as at September 30, 2014).
The cash and cash equivalents held by foreign subsidiaries were $263,607,000 as at September 30, 2015 ($356,147,000 as at September 30, 2014). The tax implications and impact related to its repatriation will not materially affect the Company’s liquidity.
The United Kingdom Finance Bill 2015-16 which includes the reduction in the U.K. corporate tax rate from 20% to 19%, effective April 1, 2017 and from 19% to 18%, effective April 1, 2020 was released and became substantively enacted on October 26, 2015. As a result, the Company will incur an additional income tax expense for an amount of approximately $6,000,000 resulting from the revaluation of its deferred tax assets.
17.Employee benefits
The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.
DEFINED BENEFIT PLANS
The Company operates defined benefit pension plans primarily for the benefit of employees in U.K., Germany, France, with smaller plans in other countries. The benefits are based on pensionable salary and years of service. U.K. and Germany plans are funded with the assets held in separate funds. The plan in France is unfunded.
The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.
The following description focuses mainly on plans registered in U.K., Germany and France.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    32

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
U.K.
In U.K., the Company has three defined benefit pension plans, CMG U.K. Pension Scheme, Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan.
The CMG U.K. Pension Scheme is closed to new members and is closed to further accrual of rights for existing members. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. Logica Defined Benefit Pension Plan was created to mirror the Electricity Industry pension scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.
Both the Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan are employer and employee based contribution plans.
The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, CMG U.K. Pension Scheme policy is to target an allocation of 35% to return-seeking assets such as equities and 65% towards a mixture of assets such as bonds and liability-driven investments such as investment funds; Logica Defined Benefit Pension plan policy is to invest 25% of the Plan’s assets in equities and 75% in bonds; Logica U.K. Pension & Life Assurance Scheme target is to invest 20% of the Scheme’s assets in equities and 80% in bonds.
U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 members in total.
The latest funding actuarial valuations of the CMG U.K. Pension Scheme as well as the Logica U.K. Pension & Life Assurance Scheme are being performed as at September 2015 and the results are expected to be available by the end of the 2016 calendar year. In the meantime, the Company continues to contribute to the CMG U.K. Pension Scheme in line with the last funding actuarial valuation, the quarterly payments of $3,645,000 to cover the deficit and approximately $405,000 to cover administration expenses.
The latest funding actuarial valuation for the Logica Defined Benefit Pension Plan was performed in June 2014 and reported a deficit of $3,645,000. To eliminate this funding shortfall, the Company will contribute the monthly payments of $122,000 for a period of 18 months and $12,000 to cover administration expenses. During the year ended September 30, 2015, the Company contributed in line with the previous actuarial valuation monthly payments of $113,000 to cover the deficit and approximately $11,000 to cover administration expenses.
Germany
In Germany, the Company has numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees will receive an indemnity in the form of a lump-sum payment. About half of the plans are bound by the former works council agreements. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights.
France
In France, the retirement indemnities are provided in accordance with the Labor Code. Upon retirement, employees will receive an indemnity (depending on the salary and seniority in the Company) in the form of a lump-sum payment.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    33

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
The following table presents amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2015	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(753,583)	(82,380)	(49,603)	(48,727)	(934,293)
Fair value of plan assets	726,224	12,046	—	15,056	753,326
	(27,359)	(70,334)	(49,603)	(33,671)	(180,967)
Fair value of reimbursement rights	—	23,074	—	1,151	24,225
Net liability recognized in the balance sheet	(27,359)	(47,260)	(49,603)	(32,520)	(156,742)
Presented as:
Other long-term assets (Note 10)
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	23,074	—	1,151	24,225
Retirement benefits assets	9,096	—	—	—	9,096
Retirement benefits obligations	(36,455)	(70,334)	(49,603)	(33,671)	(190,063)
	(27,359)	(47,260)	(49,603)	(32,520)	(156,742)

As at September 30, 2014	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(643,857)	(78,035)	(42,540)	(49,370)	(813,802)
Fair value of plan assets	601,313	11,582	—	25,891	638,786
	(42,544)	(66,453)	(42,540)	(23,479)	(175,016)
Fair value of reimbursement rights	—	21,418	—	997	22,415
Net liability recognized in the balance sheet	(42,544)	(45,035)	(42,540)	(22,482)	(152,601)
Presented as:
Other long-term assets (Note 10)
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	21,418	—	997	22,415
Retirement benefits assets	8,737	—	—	—	8,737
Retirement benefits obligations	(51,281)	(66,453)	(42,540)	(23,479)	(183,753)
	(42,544)	(45,035)	(42,540)	(22,482)	(152,601)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    34

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2014	643,857	78,035	42,540	49,370	813,802
Obligations extinguished on settlement	—	—	—	(15,201)	(15,201)
Settlement gain	—	—	—	(1,819)	(1,819)
Current service cost	1,102	938	3,253	3,303	8,596
Interest cost	25,883	1,936	1,005	1,875	30,699
Actuarial losses (gains) due to change in financial assumptions[1]	14,421	1,206	(2,884)	4,134	16,877
Actuarial losses due to change in demographic assumptions[1]	5,496	—	4,556	1,568	11,620
Actuarial losses (gains) due to experience[1]	2,120	(2,328)	(928)	1,171	35
Past service cost	—	—	(343)	(103)	(446)
Plan participant contributions	196	—	—	143	339
Benefits paid from the plan	(15,380)	(448)	—	(925)	(16,753)
Benefits paid directly by employer	—	(1,732)	(152)	(1,647)	(3,531)
Foreign currency translation adjustment[1]	75,888	4,773	2,556	6,858	90,075
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293
Defined benefit obligation of unfunded plans	—	—	49,603	26,891	76,494
Defined benefit obligation of funded plans	753,583	82,380	—	21,836	857,799
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293

[1]	Amounts recognized in other comprehensive income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    35

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2013	521,505	64,655	29,970	434,783	1,050,913
Obligations extinguished on settlement	—	—	—	(383,816)	(383,816)
Settlement gain	—	—	—	(8,449)	(8,449)
Current service cost	1,103	864	2,805	2,998	7,770
Interest cost	24,495	2,336	1,099	2,541	30,471
Actuarial losses due to change in financial assumptions[1]	42,766	11,491	6,929	3,304	64,490
Actuarial gains due to change in demographic assumptions[1]	—	—	—	(48)	(48)
Actuarial losses (gains) due to experience[1]	16,531	(194)	2,211	(1,117)	17,431
Past service cost	—	—	(128)	—	(128)
Plan participant contributions	228	52	—	245	525
Benefits paid from the plan	(11,789)	(403)	—	(2,147)	(14,339)
Benefits paid directly by employer	—	(1,427)	(495)	(974)	(2,896)
Foreign currency translation adjustment[1]	49,018	661	149	2,050	51,878
As at September 30, 2014	643,857	78,035	42,540	49,370	813,802
Defined benefit obligation of unfunded plans	—	—	42,540	18,736	61,276
Defined benefit obligation of funded plans	643,857	78,035	—	30,634	752,526
As at September 30, 2014	643,857	78,035	42,540	49,370	813,802

[1]	Amounts recognized in other comprehensive income.

Settlement
During the year ended September 30, 2014, the defined benefit pension plan Stichting Pensioenfonds CMG in Netherlands was settled as the Company signed an agreement with an insurance company to cover residual benefits and was no longer exposed to risks in respect of this plan. The obligations and assets extinguished on settlement amounted to $366,311,000.
In Norway, a defined benefit plan was terminated and replaced by a defined contribution plan in 2014. The plan settled when each member received an individual insurance paid up policy. The obligations and assets extinguished on settlement amounted to $17,505,000 and the Company recorded a settlement gain of $8,449,000.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    36

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2014	601,313	33,000	—	26,888	661,201
Assets distributed on settlement	—	—	—	(15,201)	(15,201)
Interest income on plan assets	24,287	818	—	1,204	26,309
Employer contributions	17,975	2,191	152	1,863	22,181
Return on assets excluding interest income[1]	27,586	84	—	376	28,046
Plan participants contributions	196	—	—	143	339
Benefits paid from the plan	(15,380)	(1,154)	—	(925)	(17,459)
Benefits paid directly by employer	—	(1,732)	(152)	(1,214)	(3,098)
Administration expenses paid from the plan	(2,161)	—	—	(6)	(2,167)
Foreign currency translation adjustment[1]	72,408	1,913	—	3,079	77,400
As at September 30, 2015	726,224	35,120	—	16,207	777,551
Plan assets	726,224	12,046	—	15,056	753,326
Reimbursement rights	—	23,074	—	1,151	24,225
As at September 30, 2015	726,224	35,120	—	16,207	777,551

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2013	491,717	30,773	—	405,359	927,849
Assets distributed on settlement	—	—	—	(383,816)	(383,816)
Interest income on plan assets	23,430	1,123	—	1,635	26,188
Employer contributions	17,396	2,031	495	4,251	24,173
Return on assets excluding interest income[1]	35,646	597	—	(521)	35,722
Plan participants contributions	228	52	—	245	525
Benefits paid from the plan	(11,789)	(403)	—	(2,147)	(14,339)
Benefits paid directly by employer	—	(1,427)	(495)	(457)	(2,379)
Administration expenses paid from the plan	(1,566)	—	—	(6)	(1,572)
Foreign currency translation adjustment[1]	46,251	254	—	2,345	48,850
As at September 30, 2014	601,313	33,000	—	26,888	661,201
Plan assets	601,313	11,582	—	25,891	638,786
Reimbursement rights	—	21,418	—	997	22,415
As at September 30, 2014	601,313	33,000	—	26,888	661,201

[1]	Amounts recognized in other comprehensive income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    37

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
The plan assets at the end of the year consist of:

As at September 30, 2015	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	180,891	—	—	—	180,891
Quoted bonds	331,677	—	—	141	331,818
Property	37,740	—	—	—	37,740
Cash	43,490	—	—	10	43,500
Other[1]	132,426	12,046	—	14,905	159,377
	726,224	12,046	—	15,056	753,326

As at September 30, 2014	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	216,044	—	—	190	216,234
Quoted bonds	352,305	—	—	9,543	361,848
Property	29,897	—	—	1,371	31,268
Cash	3,067	—	—	215	3,282
Other[1]	—	11,582	—	14,572	26,154
	601,313	11,582	—	25,891	638,786

[1]	Other is mainly composed of various insurance policies and quoted investment funds to cover some of the defined benefit obligations.

Plan assets do not include any ordinary shares of the Company, property occupied by the Company or any other assets used by the Company.
The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2015	2014
	$	$
Current service cost	8,596	7,770
Settlement gain	(1,819)	(8,449)
Past service cost	(446)	(128)
Net interest on net defined benefit liability or asset	4,390	4,283
Administration expenses	2,167	1,572
	12,888	5,048

[1]
The expense was presented as costs of services, selling and administrative for an amount of $6,331,000 and as finance costs for an amount of $6,557,000 (presented as a recovery of costs of services, selling and administrative for an amount of $807,000 and finance costs for an amount of $5,855,000, for the year ended September 30, 2014).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    38

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
Actuarial assumptions
The following are the principal actuarial assumptions at the reporting date (expressed as weighted averages). The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2015	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	3.78	2.40	2.40	4.93
Future salary increases	3.27	2.50	3.14	4.66
Future pension increases	3.21	2.00	—	—
Inflation	3.27	2.00	2.00	3.29

As at September 30, 2014	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	3.85	2.50	2.50	4.20
Future salary increases	3.25	2.50	4.05	5.50
Future pension increases	3.10	1.80	—	—
Inflation	3.25	2.00	2.00	2.90

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2015	U.K.	Germany
	(in years)
Longevity at age 65 for current members
Males	22.4	19.0
Females	24.4	23.0
Longevity at age 45 for current members
Males	24.1	22.0
Females	26.3	26.0

As at September 30, 2014	U.K.	Germany
	(in years)
Longevity at age 65 for current members
Males	22.4	19.0
Females	23.8	23.0
Longevity at age 45 for current members
Males	24.4	22.0
Females	25.9	25.4

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    39

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
Actuarial assumptions (continued)
Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2015: (1) U.K.: 100% S2PxA (year of birth) plus CMI_2014 projections with 1.25% p.a. minimum long term improvement rate, (2) Germany: Heubeck RT2005G (3) and France: INSEE TVTD 2008-2010.
The following table shows the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2015	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(32,458)	(2,832)	(2,154)
Decrease of 0.25% in the discount rate	34,580	2,990	2,275
Salary increase of 0.25%	759	58	2,274
Salary decrease of 0.25%	(747)	(57)	(2,163)
Pension increase of 0.25%	14,804	1,452	—
Pension decrease of 0.25%	(14,089)	(1,390)	—
Increase of 0.25% in inflation	25,155	1,452	2,274
Decrease of 0.25% in inflation	(23,829)	(1,390)	(2,163)
Increase of one year in life expectancy	17,627	2,145	395
Decrease of one year in life expectancy	(17,656)	(1,927)	(426)

As at September 30, 2014	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(28,480)	(2,757)	(1,849)
Decrease of 0.25% in the discount rate	30,292	2,913	1,952
Salary increase of 0.25%	931	642	1,999
Salary decrease of 0.25%	(913)	(568)	(1,900)
Pension increase of 0.25%	8,759	1,120	—
Pension decrease of 0.25%	(9,248)	(1,081)	—
Increase of 0.25% in inflation	22,873	1,152	1,999
Decrease of 0.25% in inflation	(21,707)	(1,098)	(1,900)
Increase of one year in life expectancy	15,039	2,482	250
Decrease of one year in life expectancy	(15,124)	(2,517)	(264)
The sensitivity analysis above have been based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the year.
The weighted average durations of the defined benefit obligations are as follows:

	Year ended September 30
	2015	2014
	(in years)

U.K.	19	19
Germany	15	15
France	18	18
Other	14	14

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    40

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
The Company expects to contribute $23,524,000 to defined benefit plans during the next year, of which $19,383,000 relates to the U.K. plans, and $4,141,000 relating to the other plans. The contributions will include new benefit accruals and deficit recovery payments.
DEFINED CONTRIBUTION PLANS
The Company also operates defined contribution retirement plans. In some countries, contributions are made into state pension plans. The pension cost for defined contribution plans amounted to $211,405,000 in 2015 ($217,980,000 in 2014).
In addition, in Sweden the Company contributes to a multi-employer plan, Alecta SE pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.71% and the Company’s proportion of the total number of active members in the plan is 0.61%.
Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective solvency is normally allowed to vary between 125% and 155%, with the target being 140%. At September 30, 2015, Alecta’s collective funding ratio was 148% (146% in 2014). The plan expense was $38,052,000 in 2015 ($45,044,000 in 2014). The Company expects to contribute $36,012,000 to the plan during the next year.
OTHER BENEFIT PLANS
The Company maintains deferred compensation plans covering some of its U.S. and Germany management as well as long service leave plans for its Australia employees. Some of the plans include assets that will be used to fund the liabilities. As at September 30, 2015, the deferred compensation liability totaled $40,940,000 ($34,620,000 as at September 30, 2014) and the deferred compensation assets totaled $38,238,000 ($31,151,000 as at September 30, 2014).
For the deferred compensation plan in U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $37,439,000 as at September 30, 2015 ($31,151,000 as at September 30, 2014).
The deferred compensation plans assets and liabilities are presented in long-term financial assets and other long-term liabilities, respectively.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    41

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.Accumulated other comprehensive income

	As at September 30, 2015	As at September 30, 2014
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $72,873 as at September 30, 2015 ($31,986 as at September 30, 2014)	1,111,339	511,689
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $75,316 as at September 30, 2015 ($37,024 as at September 30, 2014)	(485,245)	(238,583)
Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $13,732 as at September 30, 2015 ($2,162 as at September 30, 2014)	32,228	14,520
Net unrealized gains on available-for-sale investments, net of accumulated income tax expense of $925 as at September 30, 2015 ($942 as at September 30, 2014)	2,718	2,576
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $19,820 as at September 30, 2015 ($18,728 as at September 30, 2014)	(62,814)	(61,578)
	598,226	228,624
For the year ended September 30, 2015, $9,092,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $4,101,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges ($22,000 of the net unrealized gains net of income tax expense of $133,000 for the year ended September 30, 2014).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    42

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.Capital stock
Authorized, an unlimited number without par value:
First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;
Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;
Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;
Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.
For 2015 and 2014, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2013	277,149,380	2,194,075	33,272,767	46,419	310,422,147	2,240,494
Issued upon exercise of stock options[1]	4,999,544	83,305	—	—	4,999,544	83,305
PSUs exercised[2]	—	583	—	—	—	583
Repurchased and cancelled[3]	(2,837,360)	(56,077)	—	—	(2,837,360)	(56,077)
Purchased and held in trust[4]	—	(23,016)	—	—	—	(23,016)
Resale of shares held in trust[4]	—	908	—	—	—	908
As at September 30, 2014	279,311,564	2,199,778	33,272,767	46,419	312,584,331	2,246,197
Issued upon exercise of stock options[1]	3,187,455	67,028	—	—	3,187,455	67,028
PSUs exercised[2]	—	8,668	—	—	—	8,668
Repurchased and cancelled[3]	(6,725,735)	(54,918)	—	—	(6,725,735)	(54,918)
Repurchased and not cancelled[3]	—	(1,631)	—	—	—	(1,631)
Purchased and held in trust[4]	—	(11,099)	—	—	—	(11,099)
As at September 30, 2015	275,773,284	2,207,826	33,272,767	46,419	309,046,051	2,254,245

[1]
The carrying value of Class A subordinate shares includes $13,474,000 ($18,380,000 in 2014), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]
During the year ended September 30, 2015, 316,857 PSUs were exercised (22,858 during the year ended September 30, 2014) with a recorded average fair value of $8,668,000 ($583,000 as at September 30, 2014) that was removed from contributed surplus. As at September 30, 2015, 1,719,827 Class A subordinate shares were held in trust under the PSU plan (1,748,149 as at September 30, 2014) (Note 20b).

[3]
On January 28, 2015, the Company's Board of Directors authorized the renewal of a Normal Course Bid (“NCIB”) for the purchase of up to 19,052,207 Class A subordinate shares for cancellation on the open market through the TSX. The Class A subordinate shares are available for purchase commencing February 11, 2015, until no later than February 10, 2016, or on such earlier date when the Company completes its purchases or elects to terminate the NCIB.

During the year ended September 30, 2015, the Company repurchased 6,925,735 Class A subordinate shares under the current NCIB for consideration of $332,535,000 and the excess of the purchase price over the carrying value in the amount of $275,986,000 was charged to retained earnings. As at September 30, 2015, 200,000 of the repurchased Class A subordinate shares with a carrying value of $1,631,000 and a purchase value of $9,466,000 were held by the Company and had been cancelled and paid subsequent to year-end (nil as at September 30, 2014).
During the year ended September 30, 2014, the Company repurchased 2,490,660 Class A subordinate shares from the Caisse de dépôt et de placement du Québec for cash consideration of $100,000,000. The excess of the purchase price over the carrying value in the amount of $46,675,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchased shares have been taken into account in calculating the annual aggregate limit that the Company was entitled to repurchase under the previous NCIB. In addition, during the year ended September 30, 2014, the Company repurchased 346,700 Class A subordinate shares under the previous NCIB for cash consideration of $11,468,000 and the excess of the purchase price over the carrying value in the amount of $8,716,000 was charged to retained earnings.

[4]
The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 288,535 Class A subordinate shares of the Company on the open market for cash consideration of $11,099,000 during the year ended September 30, 2015 (619,888 Class A subordinate shares for $23,016,000 during the year ended September 30, 2014).

During the year ended September 30, 2015, the trustee did not sell any Class A subordinate shares that were held in trust. During the year ended September 30, 2014, the trustee sold on the open market 35,576 Class A subordinate shares that were held in trust. The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $482,000, resulted in an increase of contributed surplus.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    43

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.Share-based payments

a)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2015, 40,428,628 Class A subordinate shares have been reserved for issuance under the stock option plan.
The following table presents information concerning all outstanding stock options granted by the Company:

		2015		2014
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	19,728,106	22.88	20,209,569	16.45
Granted	7,061,519	44.20	5,973,451	37.15
Exercised	(3,187,455)	16.80	(4,999,544)	12.99
Forfeited	(2,972,778)	35.85	(1,438,920)	26.45
Expired	—	—	(16,450)	7.85
Outstanding, end of year	20,629,392	29.23	19,728,106	22.88
Exercisable, end of year	10,612,717	18.55	8,890,504	14.13
The weighted average share price at the date of exercise for share options exercised in 2015 was $46.48 ($37.78 in 2014).
The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2015:

		Options outstanding		Options exercisable
		Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
Range of exercise price	Number of options
$			$		$
7.72 to 8.55	265,918	0.85	7.95	265,918	7.95
9.05 to 10.05	1,475,235	3.01	9.31	1,475,235	9.31
10.11 to 11.95	346,363	2.07	11.35	346,363	11.35
12.54 to 14.41	1,858,765	4.00	12.56	1,858,765	12.56
14.48 to 16.63	2,033,612	5.00	15.48	2,033,612	15.48
19.28 to 22.52	674,422	6.00	19.76	674,422	19.76
23.65 to 32.57	4,061,989	7.22	23.89	2,891,610	23.89
34.68 to 38.79	2,986,864	8.39	37.25	1,037,193	36.97
39.47 to 56.69	6,926,224	9.60	44.29	29,599	51.32
	20,629,392	7.17	29.23	10,612,717	18.55

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    44

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.Share-based payments (continued)

a)	Stock options (continued)
The fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2015	2014
Grant date fair value ($)	9.38	7.98
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	24.90	23.92
Risk-free interest rate (%)	0.98	1.53
Expected life (years)	4.00	4.00
Exercise price ($)	44.20	37.15
Share price ($)	44.20	37.15

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

b)	Performance share units
Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 19).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2013	1,186,695
Granted[1]	619,888
Exercised	(22,858)
Forfeited	(35,576)
Outstanding as at September 30, 2014	1,748,149
Granted[1]	530,000
Exercised	(316,857)
Forfeited	(241,465)
Outstanding as at September 30, 2015	1,719,827

[1]	The PSUs granted in 2015 had a grant date fair value of $37.84 per unit ($36.15 in 2014).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    45

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.Share-based payments (continued)

c)	Share purchase plan
Under the Share purchase plan, the Company contributes an amount equal to a percentage of the employee's basic contribution, up to a maximum of 3.5%. An employee may make additional contributions in excess of the basic contribution however the Company does not match contributions in the case of such additional contributions. The employee and Company contributions are remitted to an independent plan administrator who purchases Class A subordinate shares on the open market on behalf of the employee through either the TSX or New York Stock Exchange.

d)	Deferred share unit plan
External members of the Board of Directors (“participants”) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a Director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate shares on the TSX on the payment date. As at September 30, 2015, the number of outstanding DSUs was 124,354 (144,020 DSUs as at September 30, 2014).

e)	Share-based payment costs
The share-based payment expense recorded in costs of services, selling and administrative expenses is as follows:

	Year ended September 30
	2015	2014
	$	$
Stock options	17,027	18,383
PSUs	13,387	13,333
Share purchase plan	78,342	69,500
DSUs	2,307	1,109
	111,063	102,325
21.Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

	2015			2014
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	977,556	311,477,555	3.14	859,443	308,743,126	2.78
Net effect of dilutive stock options and PSUs[2]		9,944,889			10,184,611
	977,556	321,422,444	3.04	859,443	318,927,737	2.69

[1]
The 6,925,735 Class A subordinate shares repurchased and 1,719,827 Class A subordinate shares held in trust during the year ended September 30, 2015 (2,837,360 and 1,748,149, respectively, during year ended September 30, 2014), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]	The calculation of the diluted earnings per share excluded 3,801,637 stock options for the year ended September 30, 2015 (5,648,757 for the year ended September 30, 2014), as they were anti-dilutive.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    46

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

22.Construction contracts in progress
Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.
Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.
The status of the Company’s construction contracts still in progress at the end of the reporting period was as follows:

	As at September 30, 2015	As at September 30, 2014
	$	$
Recognized as:
Revenue in the respective year	1,416,488	1,575,593
Recognized as:
Amounts due from customers under construction contracts[1]	351,246	289,838
Amounts due to customers under construction contracts	(90,973)	(153,962)

[1]	As at September 30, 2015, retentions held by customers for contract work in progress amounted to $65,989,000 ($50,425,000 as at September 30, 2014).
23.Costs of services, selling and administrative

	Year ended September 30
	2015	2014
	$	$
Salaries and other member costs[1]	6,050,985	6,215,991
Professional fees and other contracted labour	1,220,994	1,260,955
Hardware, software and data center related costs	708,206	786,360
Property costs	390,728	398,560
Amortization and depreciation (Note 24)	418,011	435,775
Other operating expenses	30,131	32,150
	8,819,055	9,129,791

[1]	Net of tax credits of $113,416,000 in 2015 ($121,114,000 in 2014).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    47

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

24.Amortization and depreciation

Year ended September 30
	2015	2014
	$	$
Depreciation of PP&E1	173,666	186,886
Amortization of intangible assets	186,306	192,692
Impairment of intangible assets	5,289	—
Amortization of contract costs related to transition costs	52,750	56,197
Included in costs of services, selling and administrative (Note 23)	418,011	435,775
Amortization of contract costs related to incentives (presented as a reduction of revenue)	3,327	5,889
Amortization of deferred financing fees (presented in finance costs)	1,188	1,185
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,518	1,383
	424,044	444,232

[1]	Depreciation of PP&E acquired under finance leases was $16,895,000 in 2015 ($23,822,000 in 2014).
Amortization includes impairment for a total amount of $5,289,000 related to a business solution that was no longer expected to generate future economic benefits, and is included in the U.S. segment.
25.Net finance costs

	Year ended September 30
	2015	2014
	$	$
Interest on long-term debt	86,252	92,581
Net interest cost on the net defined benefit plans (Note 17)	6,557	5,855
Other finance costs	766	2,842
Finance costs	93,575	101,278
Finance income	(718)	(2,010)
	92,857	99,268

26.	Investments in subsidiaries

a)	Acquisitions and disposals
There were no significant acquisitions or disposals for the year ended September 30, 2015 and 2014.

b)	Integration-related costs
During the year ended September 30, 2015, the Company paid in total $74,363,000 related to the integration of Logica plc (“Logica”) ($162,535,000 during the year ended September 30, 2014).
During the year ended September 30, 2014, the Company expensed $127,341,000 of the previously announced program of $551,500,000. This amount included net integration costs for the termination of employees to transform the operations of Logica to the Company’s operating model of $94,273,000 (Note 13), costs related to onerous leases of $1,503,000 (Note 13) and other integration costs of $31,565,000.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    48

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.Supplementary cash flow information
a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2015	2014
	$	$
Accounts receivable	23,335	205,945
Work in progress	23,553	161,270
Prepaid expenses and other assets	39,157	42,555
Long-term financial assets	979	(4,230)
Accounts payable and accrued liabilities	(36,720)	(113,537)
Accrued compensation	(46,399)	(151,573)
Deferred revenue	(72,405)	(158,026)
Provisions	(63,385)	(132,735)
Long-term liabilities	(57,665)	(65,840)
Retirement benefits obligations	444	(17,181)
Derivative financial instruments	(919)	(650)
Income taxes	(11,716)	1,335
	(201,741)	(232,667)
b) Non-cash operating, investing and financing activities related to operations are as follows for the years ended September 30:

	2015	2014
	$	$
Operating activities
Accounts receivable	(67)	(199)
Prepaid expenses and other assets	—	(3,792)
Accounts payable and accrued liabilities	17,774	—
	17,707	(3,991)
Investing activities
Purchase of property, plant and equipment	(20,044)	(12,878)
Additions of intangible assets	(13,720)	(1,074)
Additions of long-term financial assets	(5,608)	(7,788)
	(39,372)	(21,740)
Financing activities
Increase in obligations under finance leases	20,336	24,458
Increase in obligations other than finance leases	10,728	1,074
Issuance of shares	67	199
Repurchase of Class A subordinate shares (Note 19)	(9,466)	—
	21,665	25,731
c) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2015	2014
	$	$
Interest paid	88,894	103,127
Interest received	273	903
Income taxes paid	289,405	182,531

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    49

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.Segmented information
The following tables present information on the Company's operations based on its current management structure (Note 12). The Company has retrospectively revised the segmented information for the comparative periods to conform to the segmented information structure in effect as of July 1, 2015:

						Year ended September 30, 2015
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,813,127	1,638,985	1,533,719	1,283,387	1,331,287	1,211,228	475,363	10,287,096
Earnings before restructuring costs, net finance costs and income tax expense[1]	454,325	153,841	343,692	146,615	163,603	118,141	77,091	1,457,308
Restructuring costs								(35,903)
Net finance costs								(92,857)
Earnings before income taxes								1,328,548

[1]
Total amortization and depreciation of $422,856,000 included in the in U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments was $115,367,000, $66,910,000, $69,152,000, $31,933,000, $71,888,000, $42,722,000 and $24,884,000, respectively for the year ended September 30, 2015.

						Year ended September 30, 2014
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,664,876	1,826,091	1,638,320	1,333,792	1,283,847	1,327,682	425,084	10,499,692
Earnings before integration-related costs, net finance costs and income tax expense[1]	303,515	164,721	361,136	155,695	164,977	138,656	68,159	1,356,859
Integration-related costs								(127,341)
Net finance costs								(99,268)
Earnings before income taxes								1,130,250

[1]
Total amortization and depreciation of $443,047,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments was $114,106,000, $70,168,000, $84,403,000, $34,575,000, $75,853,000, $40,939,000 and $23,003,000, respectively for the year ended September 30, 2014.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3). Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    50

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information (continued)
GEOGRAPHIC INFORMATION
The following table provides information for PP&E, contract costs and intangible assets based on their location:

	As at September 30, 2015	As at September 30, 2014
	$	$
U.S.	304,571	296,587
Canada	243,838	254,240
U.K.	267,714	240,455
France	85,752	101,477
Sweden	92,823	98,496
Finland	53,168	58,245
Germany	53,176	56,958
Netherlands	35,912	44,454
Rest of the world	94,201	122,582
	1,231,155	1,273,494

The following table provides revenue information based on the client’s location:

	2015	2014
	$	$
U.S.	2,985,577	2,803,326
Canada	1,507,326	1,614,511
U.K.	1,419,276	1,391,943
France	1,259,975	1,309,568
Sweden	847,737	913,110
Finland	637,564	665,845
Netherlands	462,616	527,010
Germany	382,276	384,765
Rest of the world	784,749	889,614
	10,287,096	10,499,692
INFORMATION ABOUT SERVICES
The following table provides revenue information based on services provided by the Company:

	2015	2014
	$	$
Outsourcing
IT Services	4,543,278	4,342,370
BPS	1,042,352	1,118,117
Systems integration and consulting	4,701,466	5,039,205
	10,287,096	10,499,692
MAJOR CLIENT INFORMATION
Contracts with the U.S. federal government and its various agencies, included within the U.S. segment, accounted for $1,437,877,000 (14%) of revenues for the year ended September 30, 2015 ($1,404,093,000 (13.4%) for the year ended September 30, 2014).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    51

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Related party transactions

a)	Transactions with subsidiaries
Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.
The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation
CGI Technologies and Solutions Inc.	United States
CGI Federal Inc.	United States
CGI Suomi Oy	Finland
CGI Sverige AB	Sweden
Conseillers en gestion et informatique CGI Inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI France SAS	France
CGI IT UK Limited	United Kingdom
CGI Nederland BV	Netherlands
CGI Deutschland Ltd & Co KG	Germany
CGI Information Systems and Management Consultants Private Limited	India

b)	Compensation of key management personnel
Compensation of key management personnel, defined as the Executive Vice President and Chief Financial Officer, the Chief Operating Officer and the Board of Directors including the President and Chief Executive Officer, was as follows:

	2015	2014
	$	$
Short-term employee benefits	5,087	4,972
Share-based payments	15,165	15,609

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    52

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.Commitments, contingencies and guarantees

a)	Commitments
At September 30, 2015, the Company is committed under the terms of operating leases with various expiration dates up to 2025, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,173,389,000. The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	305,706
Between one and two years	258,102
Between two and five years	462,811
Beyond five years	146,770
The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to the earnings, during the year was $290,713,000 ($306,428,000 in 2014), net of sublease income of $29,256,000 ($26,128,000 in 2014). As at September 30, 2015, the total future minimum sublease payments expected to be received under non-cancellable sublease were $97,442,000 ($100,745,000 as at September 30, 2014).
The Company entered into long-term service and other agreements representing a total commitment of $170,475,000. Minimum payments under these agreements are due as follows:

$
Less than one year	86,629
Between one and two years	45,504
Between two and five years	38,342
Beyond five years	—

b)	Contingencies
From time to time, the Company is involved in legal proceedings, audits, claims and litigation which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions (Note 13).
In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    53

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.Commitments, contingencies and guarantees (continued)

c)	Guarantees
Sale of assets and business divestitures
In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $10,373,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2015. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
Other transactions
In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2015, the Company provided for a total of $52,659,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.
Moreover, the Company has letters of credit for a total of $92,678,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 14). These guarantees are required in some of the Company’s contracts with customers.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    54

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at September 30, 2015		As at September 30, 2014
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,765,180	1,839,478	1,476,537	1,528,724
Unsecured committed term loan credit facility	Level 2	129,222	129,385	1,001,752	1,005,792
Other long-term debt	Level 2	23,437	22,049	22,036	20,276
		1,917,839	1,990,912	2,500,325	2,554,792

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2015	As at September 30, 2014
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	305,262	535,715
Deferred compensation plan assets	Level 1	38,238	31,151
		343,500	566,866
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	26,567	9,397
Long-term derivative financial instruments	Level 2	30,771	14,834
		57,338	24,231
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	196,964	198,177
Long-term investments	Level 2	42,202	30,689
		239,166	228,866
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	28,106	4,588
Long-term derivative financial instruments	Level 2	225	149,074
		28,331	153,662
There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2015 and 2014.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    55

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in derivative financial instruments	As at September 30, 2015	As at September 30, 2014
		$	$
Hedges on net investments in foreign operations
$109,730 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($968,800 as at September 30, 2014)	Current liabilities Long-term liabilities	22,297 —	— 136,203
Cash flow hedges on future revenue
U.S.$9,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S. $32,000 as at September 30, 2014)	Current liabilities Long-term liabilities	2,478 —	1,651 605

U.S.$42,296 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$75,216 as at September 30, 2014)	Current assets Long-term assets Current liabilities Long-term liabilities	1,388 1,284 1,220 86	1,226 1,586 1,963 1,153

$151,916 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($94,600 as at September 30, 2014)	Current assets Long-term assets Current liabilities Long-term liabilities	14,795 16,212 — —	4,276 5,937 475 45

Kr77,100 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee kr142,600 as at September 30, 2014)	Current assets Long-term assets Current liabilities Long-term liabilities	1,279 879 — —	1 — 16 32

€7,300 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (€nil as at September 30, 2014)	Current liabilities	441	—

£25,200 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (£nil as at September 30, 2014)	Current assets Long-term assets Current liabilities Long-term liabilities	59 12 47 139	— — — —

€84,000 foreign currency forward contracts to hedge the variability in the expected foreign currency rate between the euro and the British pound (€121,100 as at September 30, 2014)	Current assets Long-term assets	9,044 8,254	3,894 7,311

€5,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€15,000 as at September 30, 2014)	Current liabilities Long-term liabilities	339 —	483 183

€7,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€nil as at September 30, 2014)	Current assets Current liabilities	2 198	— —
Cash flow hedges on unsecured committed term loan credit facility
$109,730 interest rate swaps floating-to-fixed ($484,400 as at September 30, 2014)	Current liabilities Long-term liabilities	1,086 —	— 943
Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S. $250,000 as at September 30, 2014)	Long-term assets Long-term liabilities	4,130 —	— 9,910

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    56

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes.
As at September 30, 2015, there were no changes in valuation techniques.
The Company expects that approximately $21,316,000 of the accumulated net unrealized gain on derivative financial instruments designated as cash flow hedges as at September 30, 2015 will be reclassified in the consolidated statements of earnings in the next 12 months.
During the year ended September 30, 2015, the Company’s hedging relationships were effective.

MARKET RISK
Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.
Interest rate risk
The Company is exposed to interest rate risk on a portion of its long-term debt (Note 14) and holds interest rate swaps that mitigate this risk on the unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount. During the year ended September 30, 2015, the Company settled the interest rate swaps floating-to-fixed with a notional amount of $265,400,000 following the repayment of the unsecured committed term loan credit facility.
The Company also has interest rate swaps whereby the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount of its Senior U.S. unsecured notes. These swaps are being used to hedge the exposure to changes in the fair value of the debt.
The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.
Currency risk
The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and use of derivative financial instruments. The Company enters into foreign currency forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries. The Company has entered into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future U.S. dollar, Canadian dollar, euro, Swedish krona and British pound revenues.
The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar with unsecured committed term loan credit facility, Senior U.S. and euro unsecured notes.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    57

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments (continued)
MARKET RISK (CONTINUED)
Currency risk (continued)
The Company also hedges a portion of the translation of the Company’s net investments in its European operations with fixed-to-fixed and floating-to-floating cross-currency swaps. These swaps convert Canadian dollar based fixed and variable interest payments to euro based fixed and variable interest payments associated with the notional amount. During the year ended September 30, 2015, the Company settled floating-to-floating cross-currency swaps with a notional amount of $859,070,000 ($184,900,000 for the year ended September 30, 2014) for a net amount of $121,615,000 ($28,924,000 for the year ended September 30, 2014). The loss on settlements was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.
During the year ended September 30, 2014, the Company entered into a foreign currency forward contract to hedge the net investment in its U.S. operations. The foreign currency forward contract was subsequently settled for an amount of $8,792,000. The loss on settlement was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.
Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.
The Company is mainly exposed to fluctuations in the Swedish krona, the U.S. dollar, the euro and the British pound. The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, the U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2015				2014
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
Increase (decrease) in net earnings	12	(2,095)	(6,014)	(3,645)	(402)	(1,178)	7,787	(73)
Decrease in other comprehensive income	(1,223)	(170,039)	(41,048)	(6,149)	(2,171)	(149,474)	(143,468)	—

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    58

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments (continued)
LIQUIDITY RISK
Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing credit facilities, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate.

As at September 30, 2015	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,113,636	1,113,636	1,113,636	—	—	—
Accrued compensation	571,883	571,883	571,883	—	—	—
Senior U.S. & euro unsecured notes	1,765,180	2,196,917	70,053	181,860	618,368	1,326,636
Unsecured committed term loan credit facility	129,222	131,161	131,161	—	—	—
Obligations other than finance leases	152,078	159,839	63,901	43,991	51,552	395
Obligations under finance leases	57,170	59,615	32,719	14,492	10,535	1,869
Other long-term debt	23,437	23,711	10,335	3,916	4,079	5,381
Clients’ funds obligations	492,965	492,965	492,965	—	—	—
Derivative financial liabilities (assets)
Cash flow hedges on future revenue	(48,260)
Outflow		5,094	4,840	254	—	—
(Inflow)		(57,516)	(27,374)	(19,461)	(10,681)	—
Cross-currency swaps	22,297
Outflow		134,049	134,049	—	—	—
(Inflow)		(112,276)	(112,276)	—	—	—
Interest rate swaps	(3,044)
Outflow		631,605	232,764	11,612	34,836	352,393
(Inflow)		(663,713)	(236,804)	(16,715)	(50,146)	(360,048)
	4,276,564	4,686,970	2,481,852	219,949	658,543	1,326,626

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    59

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments (continued)
LIQUIDITY RISK (CONTINUED)

As at September 30, 2014	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,060,380	1,060,380	1,060,380	—	—	—
Accrued compensation	583,979	583,879	583,879	—	—	—
Senior U.S. & euro unsecured notes	1,476,537	1,912,490	58,900	58,900	571,595	1,223,095
Unsecured committed term loan credit facility	1,001,752	1,051,603	27,732	1,023,871	—	—
Obligations other than finance leases	117,680	124,475	42,838	36,394	45,243	—
Obligations under finance leases	61,698	64,397	33,813	21,323	9,261	—
Other long-term debt	22,036	22,036	8,286	3,726	3,562	6,462
Clients’ funds obligations	292,257	292,257	292,257	—	—	—
Derivative financial liabilities (assets)
Cash flow hedges on future revenue	(17,625)
Outflow		6,959	4,731	2,113	115	—
(Inflow)		(26,041)	(9,658)	(9,415)	(6,968)	—
Cross-currency swaps	136,203
Outflow		1,140,662	21,686	1,118,976	—	—
(Inflow)		(1,023,136)	(32,566)	(990,570)	—	—
Interest rate swaps	10,853
Outflow		848,249	16,687	498,726	28,697	304,139
(Inflow)		(879,626)	(20,053)	(502,440)	(41,950)	(315,183)
	4,745,750	5,178,584	2,088,912	1,261,604	609,555	1,218,513
As at September 30, 2015, the Company held cash and cash equivalents and long-term investments of $347,464,000 ($566,404,000 as at September 30, 2014). The Company also had available $1,456,776,000 in unsecured committed revolving credit facility ($1,463,280,000 as at September 30, 2014). The funds held for clients of $496,397,000 ($295,754,000 as at September 30, 2014) fully covered the clients’ funds obligations. As at September 30, 2015, accounts receivable amounted to $1,097,863,000 ($1,036,068,000 as at September 30, 2014). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    60

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments (continued)
CREDIT RISK
The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable and long-term investments. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.
Cash equivalents consist mainly of highly liquid investments, such as money market funds and term deposits, as well as bankers’ acceptances and bearer deposit notes issued by major banks (Note 4). The Company has deposited its cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.
The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher.
The Company has accounts receivable derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.
The following table sets forth details of the age of accounts receivable that are past due:

	2015	2014
	$	$
Not past due	737,332	716,435
Past due 1-30 days	84,425	86,796
Past due 31-60 days	28,825	29,133
Past due 61-90 days	13,046	15,012
Past due more than 90 days	30,741	30,982
	894,369	878,358
Allowance for doubtful accounts	(5,177)	(4,892)
	889,192	873,466

The carrying amount of accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statements of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statements of earnings.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    61

Notes to the Consolidated Financial Statements
For the years ended September 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.Capital risk management
The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.
The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2015, total managed capital was $8,556,720,000 ($8,234,832,000 as at September 30, 2014). Managed capital consists of long-term debt, including the current portion (Note 14), cash and cash equivalents (Note 4), long-term investments (Note 11) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.
The Company monitors its capital by reviewing various financial metrics, including the following:

-	Net Debt/Capitalization

-	Debt/EBITDA
Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the current portion and the fair value of derivative financial instruments) less cash and cash equivalents and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt, depreciation, amortization, integration-related costs and restructuring costs. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.
The Company is subject to external covenants on its Senior U.S. and euro unsecured notes and unsecured committed term loan credit facility. The ratios are as follows:

-	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters[1].

-
An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA before rent expense[1].

-
In the case of the Senior U.S. and euro unsecured notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

These ratios are calculated on a consolidated basis.
The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	In the event of an acquisition, the available historical financial information of the acquired Company will be used in the computation of the ratios.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2015 and 2014    62